Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FIRST QUARTER ENDED
OCTOBER 24, 2015

Contact:	John Van Orden, CFO
(973) 467-2200
john.vanorden@wakefern.com
Springfield, New Jersey – December 2, 2015 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the first quarter ended October 24, 2015.

Net income was $4,430,000 in the first quarter of fiscal 2016 compared to $3,879,000 in the first quarter of the prior year. The first quarter of the prior year includes a charge to write-off all remaining insurance receivables related to Superstorm Sandy of $1,340,000 (net of tax) and a higher tax rate due to $404,000 of accrued interest and penalties related to the New Jersey tax dispute. Excluding these items from both fiscal years, net income decreased 21% in the first quarter of fiscal 2016 compared to the prior year due primarily to higher operating and administrative expenses.

Sales were $389,529,000 in the first quarter of fiscal 2016, an increase of 2.6% compared to the first quarter of the prior year.  Same store sales also increased 2.6% due to improved sales in the greater Morristown and Union replacement stores, the expansion of the Stirling store and a higher average transaction size.  The Company expects same store sales in fiscal 2016 to range from a 1.0% to 3.0% increase.

Gross profit as a percentage of sales increased to 27.08% in the first quarter of fiscal 2016 compared to 27.07% in the first quarter of the prior year primarily due to lower promotional spending, partially offset by decreased departmental gross margin percentages.

Operating and administrative expense as a percentage of sales increased to 23.45% in the first quarter of fiscal 2016 compared to 23.43% in the first quarter of the prior year. Excluding a charge in the prior year to write-off all remaining insurance receivables related to Superstorm Sandy, Operating and administrative expense as percentage of sales increased .62%. This increase is primarily due to higher fringe benefit costs, payroll and legal and consulting fees. Fringe benefit costs increased due primarily to higher healthcare costs and pension expense. Payroll costs increased due primarily to the addition of Village Food Garden, ShopRite from Home and related training in the expanded Stirling store.
Village Super Market operates a chain of 29 supermarkets under the ShopRite name in New Jersey, Maryland and northeastern Pennsylvania.
Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended
	October 24, 2015	October 25, 2014

Sales	$389,529	$379,744

Cost of sales	284,042	276,941

Gross profit	105,487	102,803

Operating and administrative expense	91,338	88,988

Depreciation and amortization	5,958	5,903

Operating income	8,191	7,912

Interest expense	(1,128)	(1,134)

Interest income	563	616

Income before income taxes	7,626	7,394

Income taxes	3,196	3,515

Net income	$4,430	$3,879

Net income per share:
Class A common stock:
Basic	$0.35	$0.31
Diluted	$0.31	$0.27

Class B common stock:
Basic	$0.23	$0.20
Diluted	$0.23	$0.20

Gross profit as a % of sales	27.08%	27.07%
Operating and administrative expense as a % of sales	23.45%	23.43%